Ryan D. Thomas

rthomas@bassberry.com

(615) 742-7765

January 20, 2015

Via EDGAR and Hand Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, NE

Washington, D.C. 20549

Attention:	Pamela Long Erin Jaskot Dale Welcome Anne McConnell

Re:	New East Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed January 13, 2015 File No. 333-200384

Ladies and Gentlemen:

On behalf of New East Holdings, Inc. (“New Engility”) and Engility Holdings, Inc. (“Engility” and, together with New Engility, the “Companies,” “we,” “our” or “us”), we are concurrently filing under the Securities Act of 1933, as amended, Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-200384) (the “Registration Statement”), which was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 20, 2014 and subsequently amended by Amendment No. 1 to the Registration Statement on December 24, 2014 in response to the comments of the staff of the Commission (the “Staff”) received by the Companies on December 17, 2014 and further amended by the above referenced Amendment No. 2 to the Registration Statement on January 13, 2015 in response to the comments of the Staff received by the Companies on January 7, 2015. In this letter, we respond to the comments of the Staff contained in the Staff’s letter dated January 15, 2015 (the “Letter”). Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter. We have also enclosed with the copy of this letter that is being transmitted via courier four copies of the amended Registration Statement in paper format, marked to show changes from Amendment No. 2 to the Registration Statement filed on January 13, 2015.

Comparative Per Share Data, page 31

1.	To more clearly and accurately describe the per share data you present, please revise the title of the per share data you currently identify as “Engility unaudited pro forma equivalent data”, in both your headnote and table, to “unaudited pro forma data” .

Response: In response to the Staff’s comment, the Companies have revised their disclosure on page 31 of the Registration Statement.

United States Securities and Exchange Commission

January 20, 2015

Material U.S. Federal Income Tax Consequences, page 117

U.S. Federal Income Tax Consequences to Engility Stockholders of the Engility Merger, page 120

2.	We note that in response to comment nine of our letter dated January 7, 2014 you have revised your disclosure to state that counsel is unable to render an unqualified opinion as to the treatment of the special cash dividend “because of the inherently factual nature of the inquiry.” Please revise your disclosure to discuss the specific facts or factors that go into determining the treatment of the special cash dividend and explain what specifically about the factual nature of inquiry prevents counsel from providing an unqualified opinion.

Response: In response to the Staff’s comment, the Companies have revised their disclosures on page 120 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding the above, please do not hesitate to call me at (615) 742-7765.

Very truly yours,

/s/ Ryan D. Thomas

Ryan D. Thomas, Esq.

cc:	Thomas O. Miiller, Esq., Engility Holdings, Inc.

Jonathan Brooks, Esq., Engility Holdings, Inc.

Frederick S. Green, Esq., Weil, Gotshal & Manges LLP

Jaclyn L. Cohen, Esq., Weil, Gotshal & Manges LLP

Marni J. Lerner, Esq., Simpson Thacher & Bartlett LLP

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